SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HEMOSENSE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

423691104 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423691104	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Atlas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 468,825 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 468,825 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 423691104	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Atlas Global, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 468,825 (See Item 4) 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 468,825 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 423691104	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Atlas Global Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 468,825 (See Item 4) 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 468,825 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 423691104	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Atlas Global Investments II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 468,825 (See Item 4) 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 468,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 423691104	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Balyasny Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 468,825 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 468,825 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 423691104	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Dmitry Balyasny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 468,825 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 468,825 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,825 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1	(a)	Name of Issuer: Hemosense, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: 651 RIVER OAKS PARKWAY SAN JOSE CA 95134 408-719-1393

Item 2	(a) – (c)

This statement is filed on behalf of the following:

(1) Atlas Master Fund, Ltd., a Cayman Islands corporation (“AMF”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(2) Atlas Global, LLC, a Delaware limited liability company (“AG”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. AG owns 20.39% of the equity interests in AMF.

(3) Atlas Global Investments, Ltd., a Cayman Islands corporation (“AGI1”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI1 owns 71.19% of the equity interests in AMF.

(4) Atlas Global Investments II, Ltd., a Cayman Islands corporation (“AGI2”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI2 owns 8.42% of the equity interests in AMF.

(5) Balyasny Asset Management L.P., a Delaware limited partnership (“BAM”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. BAM is the sole managing member of AG and is the investment manager to each of AG, AGI1 and AGI2.

(6) Dmitry Balyasny, a United States citizen whose business address is 181 West Madison, Suite 3600, Chicago, IL 60602. Dmitry Balyasny is the sole managing member of the general partner of BAM.

	(d)	Title of Class of Securities: Common Stock, no par value

	(e)	CUSIP Number: 423691104

Page 8 of 14 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4	Ownership: AMF

	(a)	Amount Beneficially Owned: 468,825 shares(1)

	(b)	Percent of Class: 4.08%

	(c)	Number of Shares as to which person has:

		(i)	sole power to vote or to direct vote: 468,825(1)

		(ii)	shared power to vote or to direct vote: None

		(iii)	sole power to dispose or direct disposition of: 468,825 shares(1)

		(iv)	shared power to dispose or to direct disposition of: None

AG

(a)

Amount Beneficially Owned:

By virtue of its ownership of 20.39% of the equity interest in AMF, AG may be deemed to beneficially own the 468,825 shares of the Company’s Common Stock beneficially owned by AMF. (1)

Page 9 of 14 Pages

(b)	Percent of Class: 4.08%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote: None

	(ii)	shared power to vote or to direct vote: 468,825 shares(1)

	(iii)	sole power to dispose or direct disposition of: None

	(iv)	shared power to dispose or to direct disposition of: 468,825 shares(1)

AGI1

(a)

Amount Beneficially Owned:

By virtue of its ownership of 71.19% of the equity interest in AMF, AGI1 may be deemed to beneficially own the 468,825 shares of the Company’s Common Stock beneficially owned by AMF. (1)

(b)	Percent of Class: 4.08%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote: None

	(ii)	shared power to vote or to direct vote: 468,825 shares(1)

Page 10 of 14 Pages

	(iii)	sole power to dispose or direct disposition of: None

	(iv)	shared power to dispose or to direct disposition of: 468,825 shares(1)

AGI2

(a)

Amount Beneficially Owned:

By virtue of its ownership of 8.42% of the equity interest in AMF, AGI2 may be deemed to beneficially own the 468,825 shares of the Company’s Common Stock beneficially owned by AMF. (1)

(b)	Percent of Class: 4.08%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote: None

	(ii)	shared power to vote or to direct vote: 468,825 shares(1)

	(iii)	sole power to dispose or direct disposition of: None

	(iv)	shared power to dispose or to direct disposition of: 468,825 shares(1)

BAM

(a)

Amount Beneficially Owned:

By virtue of its position as investment manager of each of AG, AGI1 and AGI2 and its role as sole managing member of AG, BAM may be deemed to beneficially own the 468,825 shares of the Company’s Common Stock beneficially owned by AG, AGI1 and AGI2. (1)

Page 11 of 14 Pages

(b)	Percent of Class: 4.08%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote: 468,825 shares(1)

	(ii)	shared power to vote or to direct vote: None

	(iii)	sole power to dispose or direct disposition of: 468,825 shares(1)

	(iv)	shared power to dispose or to direct disposition of: None

Dmitry Balyasny

(a)

Amount Beneficially Owned:

By virtue of his position as the sole managing member of the general partner of BAM, Mr. Balyasny may be deemed to beneficially own the 468,825 shares of the Company’s Common Stock beneficially owned by BAM. (1)

(b)	Percent of Class: 4.08%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote: 468,825 shares(1)

	(ii)	shared power to vote or to direct vote: None

	(iii)	sole power to dispose or direct disposition of: 468,825 shares(1)

	(iv)	shared power to dispose or to direct disposition of: None

(1)	The total of 468,825 shares of the Company’s Common Stock reported as beneficially owned by the reporting persons on this Schedule 13G do not include 185,185 shares of the Company’s Common Stock issuable upon the exercise of a warrant held by AMF because such warrant is not exercisable until May 2, 2006.

Page 12 of 14 Pages

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006.

ATLAS MASTER FUND, LTD.		ATLAS GLOBAL INVESTMENTS II, LTD.

By:	/S/ Dmitry Balyasny	By:	/S/ Dmitry Balyasny
	Authorized Signatory		Dmitry Balyasny Authorized Signatory

ATLAS GLOBAL, LLC		BALYASNY ASSET MANAGEMENT L.P.

By:	/S/ Dmitry Balyasny	By:	/S/ Dmitry Balyasny
	Dmitry Balyasny Authorized Signatory		Dmitry Balyasny Authorized Signatory

ATLAS GLOBAL INVESTMENTS, LTD.

By:	/S/ Dmitry Balyasny	By:	/S/ Dmitry Balyasny
	Authorized Signatory		Dmitry Balyasny

Page 14 of 14 Pages